Exhibit 99.2

March 26, 2013

FILED BY SEDAR

British Columbia Securities Commission

Dear Sirs/Mesdames:

RE:         Coastal Contacts Inc. (the “Corporation”)

Final Prospectus Supplement dated March 26, 2013

(the “Prospectus”)

We refer to the Prospectus of the Corporation relating to an offering of common shares.

We, as counsel to the Corporation, hereby consent to the use of and reference to our firm opinion under the heading “Enforceability of Certain Civil Liabilities” and to the reference to our firm name on page S-30 of the Prospectus under the heading “Legal Matters”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressee and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

/s/ CASSELS BROCK & BLACKWELL LLP